UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Mercantile Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $0.4167 per share

(Title of Class of Securities)
58734P105
(CUSIP Number)

R. Dean Phillips 524 North 30th Street Quincy, Illinois 62301 (217) 228-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2009 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58734P105

1	NAME OF REPORTING PERSON: R. Dean Phillips I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,360,328 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,360,328 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,360,328 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
15.6% (based on 8,703,330 shares of Common Stock issued and outstanding as of March 9, 2009 as reported in Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on March 26, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) See Item 5.

CUSIP No. 58734P105

1

NAME OF REPORTING PERSON:  Town and Country Bank of Quincy, Trustee of Trust 4, Trust 5, Trust 6, Trust 7, Trust 8,  Trust 9, Trust 10, Trust 11, Trust 12, Trust 13, Trust 14, Trust 18, Trust 19, and Trust 20 (2)
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (Entities Only): 37-0524490

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,196,029 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,196,029 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,196,029 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [ X ]
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.7% (based on 8,703,330 shares of Common Stock issued and outstanding as of March 9, 2009 as reported in Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on March 26, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): BK
(1) See Item 5.
(2) See Item 2 for the legal name of the trusts.

EXPLANATORY STATEMENT

    This Amendment No. 1 to Schedule 13D ("Amended Schedule 13D") relates to the common stock, $0.4167 par value per share (the "Shares") of Mercantile Bancorp, Inc., a Delaware corporation (the "Issuer").  This Amended Schedule 13D is being filed jointly by the Reporting Persons (as defined below) pursuant to the Joint Filing Agreement dated February 13, 2009 and included as Exhibit 1 to the Schedule 13 D with respect to the Issuer filed on February 13, 2009, SEC File No. 005-80889 (the "Original Schedule 13D"), and incorporated herein by reference.

    This Amended Schedule 13D is being filed solely to reflect the resignation of James Anton Senty as trustee of Trusts 10, 11,12,13 and 14 (as defined in Item 2 below) and the appointment of Town and Country Bank of Quincy as trustee of such trusts and to reflect the resignation of Paul James Senty as trustee of Trusts 4, 5, 6, 7, 8 and 9 (as defined in Item 2 below) and the appointment of Town and Country Bank  of Quincy as trustee of such trusts.  In addition, due to the resignation of Mr. James Senty and Mr. Paul Senty; as trustees of the aforementioned trusts they are no longer Reporting Persons.  Finally, this Amended Schedule 13D reports certain acquisitions of the Issuer's shares by Mr. R. Dean Phillips since the  filing of the original Schedule 13D and certain changes to Item 4.  As required by applicable rules only those items that have changed since the Original Schedule 13D are addressed in this Amended Schedule 13D.  All other information presented in the Original Schedule 13D remains unchanged.

Item 2.  Identity and Background.

             (a)           This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	The Irrevocable Unfunded Life Insurance Trust - Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Scott Phillips (“Trust 1”)
(ii)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Connie Phillips (“Trust 2”)
(iii)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Kay Phillips (“Trust 3”)
(iv)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Tyler Phillips (“Trust 4”)
(v)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Nicholas Phillips (“Trust 5”)
(vi)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Kaitlyn Phillips (“Trust 6”)
(vii)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Brenna Phillips (“Trust 7”)
(viii)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Marion Dye (“Trust 8”)
(ix)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Hannah Denckla (“Trust 9”)
(x)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Olivia Hopson (“Trust 10”)
(xi)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Claire Hopson (“Trust 11”)
(xii)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Elizabeth Boyer (“Trust 12”)
(xiii)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Lindsey Boyer (“Trust 13”)
(xiv)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust U.T.A. dated July 15, 1989 FBO Laura Boyer (“Trust 14”)
(xv)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust No. Two, U.T.A. dated December 30, 1996 FBO Scott Phillips (“Trust 15”)
(xvi)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust No. Two, U.T.A. dated December 30, 1996 FBO Connie Phillips (“Trust 16”)
(xvii)	The Irrevocable Unfunded Life Insurance Trust – Betty Jo Phillips Trust No. Two, U.T.A. dated December 30, 1996 FBO Kay Phillips (“Trust 17”)
(xviii)	The Revocable Trust For Lifetime Benefit of Betty Jo Phillips U.T.A. dated November 10, 1994 FBO Scott Phillips (“Trust 18”)
(xix)	The Revocable Trust For Lifetime Benefit of Betty Jo Phillips U.T.A. dated November 10, 1994 FBO Connie Phillips (“Trust 19”)
(xx)	The Revocable Trust For Lifetime Benefit of Betty Jo Phillips U.T.A. dated November 10, 1994 FBO Kay Phillips (“Trust 20”)
(xxi)	R. Dean Phillips
(xxii)	David Edward Miller, Trustee of Trust 2 and Trust 16
(xxiii)	Philip Mark Burns, Trustee of Trust 3 and Trust 17
(xxiv)	James Raymond Behrens, Trustee of Trust 1 and Trust 15
(xxv)	Town and Country Bank of Quincy, Trustee of Trust 4, Trust 5, Trust 6, Trust 7, Trust 8, Trust 9, Trust 10, Trust 11, Trust 12, Trust 13, Trust 14, Trust 18, Trust 19 and Trust 20

Trust 1 through Trust 20 are collectively referred to herein as the “Trusts” and individually as a “Trust.”  David Edward Miller, Philip Mark Burns, James Raymond Behrens and Town and Country Bank of Quincy are collectively referred to herein as the “Trustees” and individually as a “Trustee.”

(b)           The principal business address of the Trusts and Town and Country Bank of Quincy is 524 North 30th Street, Quincy, Illinois 62301.
The principal business address of R. Dean Phillips is 8620 W. Tropicana, Las Vegas, Nevada  89180.
The business address of David Edward Miller is 8650 West Tropicana, Suite 28, Las Vegas, Nevada  89147.
The business address of Philip Mark Burns is 204 North Main, West Point, Nebraska  68788.
The business address of James Raymond Behrens is 418 S. Main St., New London, Missouri  63459.

(c)           The principal business of each of the Trusts is to invest and reinvest the assets of the Trust.

        The principal occupation of Mr. Phillips is investing in and operating community banks and other business ventures.

The principal occupation of David Edward Miller is as a Chief Financial Officer.  He is employed by Sauvage Gas Company located at 8650 West Tropicana, Suite 208, Las Vegas, Nevada  89147.

The principal occupation of Philip Mark Burns is banking.  He is employed by West Point Bancorp, Inc., located at 204 North Main, West Point, Nebraska  68788.

The principal occupation of James Raymond Behrens is banking.  He is employed by Ralls County State Bank located at 418 S. Main St., New London, Missouri  63459.

The principal business of Town and Country Bank of Quincy is community banking.

(d)           During the last five years, none of the Reporting Persons has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)           During the last five years, none of the Reporting Persons has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)           Each Trust is organized under the laws of the State of Missouri.  R. Dean Phillips, David Edward Miller, Philip Mark Burns and James Raymond Behrens are each citizens of the United States.  Town and Country Bank of Quincy is organized under the laws of the State of Illinois.

The information, if any, called for by Items 2-6, inclusive, of this Amended Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 2 to the Original Schedule 13D or otherwise herein.  The information contained in Exhibit 2 to the Original  Schedule 13D and each other item herein is incorporated by reference in answer and partial answer to this Item.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired all of the Shares held by them in transactions at or about market prices primarily over an extended number of years and were effected with either personal funds or funds from the corpus of the applicable trust.   Exhibit 2  is incorporated herein by reference.

The information, if any, called for by Items 2-6, inclusive, of this Amended Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 2 to the Original Schedule 13D or otherwise herein.  The information contained in Exhibit 2 to the Original Schedule 13D and each other item herein is incorporated by reference in answer and partial answer to this Item.

Item 4. Purpose of the Transaction.

    The Reporting Persons independently purchased Shares of the Issuer for investment purposes in the ordinary course of business based on the Reporting Persons’ belief that the Shares, when purchased, represented an attractive investment opportunity.

    As reported in a Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 30, 2008, Great River Bancshares, Inc., a Nevada corporation which is wholly-owned by R. Dean Phillips (“Great River”), purchased on December 23, 2008 three loans that U.S. Bank National Association had made to the Issuer (the “US Bank Loans”) for an aggregate purchase price of $22,160,700.56, which was the total outstanding principal and accrued interest of the US Bank Loans as of such date. One loan totaling approximately $15 million in principal with an initial interest rate of 6.09% has a final maturity of November 2009. The other two loans totaling approximately $7 million in principal are due in August 2010 and had initial interest rates between 6.13% and 6.27%. The terms and conditions of the US Bank Loans were unchanged, as assigned. In connection with this transaction, Great River obtained an interest in all of the collateral securing the US Bank Loan, including an interest in all of the stock of Mercantile Bank, The Royal Palm Bank of Florida and HNB National Bank owned by the Issuer. Great River purchased the US Bank Loans upon the request of the Issuer.

    In addition, as reported in a Form 8-K filed by the Issuer with the SEC on January 7, 2009, Great River loaned the Issuer $7,552,000 on December 31, 2008 pursuant to a Secured Demand Note to enable the Issuer to provide capital to its subsidiary banks, including The Royal Palm Bank of Florida, Heartland Bank and Mercantile Bank. The $7,552,000 Secured Demand Note accrues interest at 7.50%, which interest is payable monthly beginning on February 1, 2009 and is secured by all of the capital stock of Mercantile Bank, Brown County State Bank, Marine Bank & Trust, Royal Palm Bancorp, Inc., HNB Financial Services, Inc. and Mid-America Bancorp, Inc. owned by the Issuer (“Direct Subsidiary Stock”). Great River made this loan to the Issuer at the request of the Issuer.

    As reported in a Form 8-K filed by the Issuer with the SEC on February 9, 2009, on February 5, 2009, Great River loaned the Issuer an additional $4,000,000 pursuant to a Secured Demand Note to enable the Issuer to purchase a $4,000,000 Note executed by Mid-America Bancorp, Inc., Robert S. Wholey and Janet F. Wholey in favor of First Community Bank (“First Community Note”). This $4,000,000 Secured Demand Note accrues interest at 7.50%, which interest is payable monthly beginning on March 1, 2009 and is secured by all of the Issuer’s rights in the First Community Note and each related loan agreement, security agreement or other instrument, document or agreement evidencing, securing or otherwise relating to the indebtedness evidenced by the First Community Note, including all of the stock of Heartland Bank, and all of the Direct Subsidiary Stock.

    As reported in a Form 10-K for the fiscal year ended December 31, 2008 filed by the Issuer on March 18, 2009, Great River waived the Issuer's noncompliance with various covenents related to the US Bank Loans and the two Secured Demand Notes, including ratios related to the Issuer's non-performing assets and debt service coverage. Great River also waivered noncompliance with other covenants due to an unapproved debt agreement incurred by the Company's subsidiary Mid-America Bancorp, Inc., as well as the issuance by bank regulatory authorities of regulatory enforcement actions concerning the Issuer and certain of its subsidiary banks.  In addition pursuant to the waiver, the interest rate on the US Bank Loans increased to 7.5%. Among other earlier termination events, the waiver will terminate if Great River and the Issuer have not executed an amendment to, and restatement of, the current loan agreements between the Issuer and Great River by April 30, 2009.

    As a result of the aforementioned transactions, the Issuer owes Great River $33,712,770.56 plus accrued interest. As indicated above, Great River intends to negotiate a comprehensive loan agreement and related security documents with the Issuer to memorialize all of the aforementioned loans on or before April 30, 2009. Great River’s current intent is for this loan agreement to be substantially similar to the loan agreement memorializing the US Bank Loans; however, Great River may obtain additional covenants commensurate with the additional risks and leverage currently facing the Issuer and may revise or waive certain covenants based upon the current financial condition and assets of the Issuer.  In addition, Great River expects that the comprehensive loan agreement will obligate the Company to take all action necessary to appoint Mr. Philllips or his nominee to the Issuer's Board of Directors. The Reporting Persons have purchased a participation in the loans Great River made to the Issuer.

    As a result of their equity investment in the Issuer and the Issuer’s indebtedness to Great River and the Reporting Persons, each of the Reporting Persons independently intends to actively monitor its respective investment in the Issuer. Mr. Phillips has in the past engaged in, and expect in the future to engage, in discussions with management and the Board of Directors of the Issuer regarding the Reporting Persons’ views concerning the business, operations, and future plans of the Issuer, as well as its capital structure, leverage, assets, and risk management. As part of these discussions, Mr. Phillips nominated James Anton Senty, the former trustee of Trusts 10, 11, 12, 13 and 14 for election to the Board of Directors of the Issuer at its next annual meeting which will be held on May 18, 2009 and the Issuer has included Mr. Senty in its proxy statement for such meeting.

    The Reporting Persons may also discuss matters relating to the Issuer with other shareholders, investors, industry analysts, investment and financing professionals and governmental authorities in an effort to explore the Issuer’s options for enhancing shareholder value subject to any obligation not to disclose any non-public information that such Reporting Persons may have.

    Depending on various factors, including the Issuer’s financial condition, results of operations and prospects, general industry and economic conditions, current and anticipated future trading prices of the Shares, discussions with and actions taken by the Issuer’s management and/or Board of Directors, other investment opportunities available to the Reporting Persons, tax considerations, and other factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they independently deem appropriate, including changing their respective current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, at any time without prior notice, purchase additional Shares or other securities of the Issuer on the open market or in private transactions, or otherwise, at such times and at such prices as the Reporting Persons deem advisable or dispose of, in open market or privately negotiated transactions or otherwise, some or all of their Shares or other securities of the Issuer, engage in short-selling or hedging or similar transactions with respect to the Shares or other securities of the Issuer and/or continue to hold the Shares. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons independently reserves the right to change its intention with respect to the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

    As a result of the foregoing, the Reporting Persons may be deemed to be a group as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and/or to hold the Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this Amended Schedule 13D with respect to their investment in the Issuer on a protective basis. The execution and filing of this Amended Schedule 13D, however, shall not be construed as an admission that (i) any Reporting Person is for the purposes of Sections 13(d) or 13(g) of Exchange Act the beneficial owner of any securities owned by any other Reporting Person, (ii) that the Reporting Persons have formed a group as contemplated by Section 13(d)(3) of the Exchange Act, or (iii) the Reporting Persons are “acting in concert” or taking “concerted action” for purposes of the Change in Bank Control Act of 1978 and its implementing regulations, as amended.

    The information, if any, called for by Items 2-6, inclusive, of this Amended Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 2 to the Original Schedule 13D or otherwise herein. The information contained in Exhibit 2 to the Original Schedule 13D and each other item herein is incorporated by reference in answer and partial answer to this Item.

5.  Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 8,703,330 shares outstanding, which is the total number of shares outstanding as of March 9, 2009, as reported in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on March 26, 2009.  The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,350,938 Shares, representing approximately 38.5% of the Issuer’s outstanding common stock. 1

The aggregate Shares are held as follows:

(i)	Trust 1 beneficially owns:	3,570 Shares	Percent of Class: .04%
(ii)	Trust 2 beneficially owns:	3,568 Shares	Percent of Class: .04%
(iii)	Trust 3 beneficially owns:	3,570 Shares	Percent of Class: .04%
(iv)	Trust 4 beneficially owns:	62,205 Shares	Percent of Class: .7%
(v)	Trust 5 beneficially owns:	62,203 Shares	Percent of Class: .7%
(vi)	Trust 6 beneficially owns:	62,203 Shares	Percent of Class: .7%
(vii)	Trust 7 beneficially owns:	62,205 Shares	Percent of Class: .7%
(viii)	Trust 8 beneficially owns:	62,202 Shares	Percent of Class: .7%
(ix)	Trust 9 beneficially owns:	62,204 Shares	Percent of Class: .7%
(x)	Trust 10 beneficially owns:	62,203 Shares	Percent of Class: .7%
(xi)	Trust 11 beneficially owns:	62,202 Shares	Percent of Class: .7%
(xii)	Trust 12 beneficially owns:	62,203 Shares	Percent of Class: .7%
(xiii)	Trust 13 beneficially owns:	62,203 Shares	Percent of Class: .7%
(xiv)	Trust 14 beneficially owns:	62,205 Shares	Percent of Class: .7%
(xv)	Trust 15 beneficially owns:	261,290 Shares	Percent of Class: 3.0%
(xvi)	Trust 16 beneficially owns:	261,290 Shares	Percent of Class: 3.0%
(xvii)	Trust 17 beneficially owns:	261,293 Shares	Percent of Class: 3.0%
(xviii)	Trust 18 beneficially owns:	170,597 Shares	Percent of Class: 2.0%
(xix)	Trust 19 beneficially owns:	170,601 Shares	Percent of Class: 2.0%
(xx)	Trust 20 beneficially owns	170,593 Shares	Percent of Class: 2.0%
(xxi)	R. Dean Phillips beneficially owns:	1,360,328 Shares	Percent of Class: 15.6%
(xxii)	As Trustee of Trust 2 and Trust 16, David Edward Miller has the power to vote, or direct the voting, and to dispose or direct the disposition of, 3,568 Shares held by Trust 2 and 261,290 Shares held by Trurst 16. Accordingly, he may be deemed the beneficial owner of an aggregate of 264,858 shares, representing approximately 3.0% of the Issuer's outstanding common stock1
(xxiii)	As Trustee of Trust 3 and Trust 17, Philip Mark Burns has the power to vote, or direct the voting, and to dispose or direct the disposition of, 3,570 Shares held by Trust 3 and 261,293 Shares held by Trust 17. Accordingly, he may be deemed the beneficial owner of 264,863 Shares, representing approximately 3.0% of the Issuer's outstanding common stock1
(xxiv)	As Trustee of Trust 1 and Trust 15, James Raymond Behrens has the power to vote, or direct the voting, and to dispose or direct the disposition of 3,570 Shares held by Trust 1 and 261,290 Shares, held by Trust 15. Accordingly, he may be deemed the beneficial owner of an aggregate of 264,860 Shares, representing approximately 3.0% of the Issuer's outstanding common stock.1
(xxv)	As Trustee of Trust 4, Trust 5, Trust 6, Trust 7, Trust 8, Trust 9, Trust 10, Trust 11, Trust 12, Trust 13, Trust 14, Trust 18, Trust 19, and Trust 20, Town and Country Bank of Quincy, has the power to vote, or direct the voting, and to dispose or direct the disposition of 62,205 Shares held by Trust 4, 62,203 Shares held by Trust 5, 62,203 Shares held by Trust 6, 62,205 Shares by Trust 7, 62,202 Shares held by Trust 8, 62,204 Shares held by Trust 9, 62,203 shares held by Trust 10, 62,202 Shares held by Trust 11, 62,203 Shares held by Trust 12, 62,203 Shares held by Trust 13, 62,205 Shares held by Trust 14, 170,597 Shares held by Trust 18, 170,601 Shares held by Trust 19 and 170,593 Shares held by Trust 20. Accordingly, it may be deemed the beneficial owner of an aggregate of 1,196,029 Shares representing approximately 13.7% of the Issuer's outstanding common stock.1

    1 The Reporting Persons, however, expressly disclaim such beneficial ownership and expressly disclaim that they have formed a group as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The execution and filing of this Amended Schedule 13D shall not be construed as an admission that (i) any Reporting Person is for the purposes of Sections 13(d) or 13(g) of Exchange Act the beneficial owner of any securities owned by any other Reporting Person, (ii) the Reporting Persons have formed a group as contemplated by Section 13(d)(3) of the Exchange Act, or (iii) the Reporting Persons are “acting in concert” or taking “concerted action” for purposes of the Change in Bank Control Act of 1978 and its implementing regulations, as amended.
(b)
(i)     Sole voting and dispositive power:
(A)	None of the Reporting Persons, other than Mr. Phillips has sole power to vote or direct the vote or sole power to dispose or direct the disposition of Shares.
(B)	Mr. Phillips has sole voting and dispositive power with respect to 1,360,328 Shares.
(ii)           Shared voting and dispositive power:
(A)	Trust 1: 3,570 Shares[2]
(B)	Trust 2: 3,568 Shares[3]
(C)	Trust 3: 3,570 Shares[4]
(D)	Trust 4: 62,205 Shares[5]
(E)	Trust 5: 62,203 Shares[5]
(F)	Trust 6: 62,203 Shares[5]
(G)	Trust 7: 62,205 Shares[5]
(H)	Trust 8: 62,202 Shares[5]
(I)	Trust 9: 62,204 Shares[5]
(J)	Trust 10: 62,203 Shares5
(K)	Trust 11: 62,202 Shares5
(L)	Trust 12: 62,203 Shares5
(M)	Trust 13: 62,203 Shares5
(N)	Trust 14: 62,205 Shares5
(O)	Trust 15: 261,290 Shares[2]
(P)	Trust 16: 261,290 Shares[3]
(Q)	Trust 17: 261,293 Shares[4]
(R)	Trust 18: 170,597 Shares5
(S)	Trust 19: 170,601 Shares5
(T)	Trust 20: 170,593 Shares5
(U)	David Miller: 264,858 Shares of which 3,568 Shares are held by Trust 2 and 261,290 Shares are held by Trust 16.[3]
(V)	Philip Burns: 264,863 Shares of which 3,570 Shares are held by Trust 3 and 261,293 Shares are held by Trust 17.[4]
(W)	James Raymond Behrens: 264,860 Shares of which 3,520 Shares are held by Trust 1 and 261,290 Shares are held by Trust 152
(X)
Town and Country Bank of Quincy:  1,196,029 Shares of which 62,205 Shares are held by Trust 4, 62,203 Shares are held by Trust 5, 62,203 Shares are held by Trust 6,  62,205 Shares are held by Trust 7, 62,202 Shares are held by Trust 8, 62,204 Shares are held by Trust 9, 62,203 Shares are held by Trust 10, 62,202 Shares are held by Trust 11, 62,203 Shares are held by Trust 12, 62,203 Shares are held by Trust 13, 62,205 Shares are held by Trust 14, 170,597 Shares are held by Trust 18, 170,601 Shares are held by Trust 19, and 170,593 Shares are held by Trust 205

2 By virtue of the applicable trust agreement, James Raymond Behrens has the power to vote or direct the voting, and to dispose or direct the disposition, of all the Shares held by Trust 1 and Trust 15.  Accordingly, such Trusts and James Raymond Behrens may be deemed to have shared voting and shared dispositive power with respect to the Shares held by such Trusts.

3 By virtue of the applicable trust agreement, David Edward Miller has the power to vote or direct the voting, and to dispose or direct the disposition, of all the Shares held by Trust 2 and Trust 16.  Accordingly, such Trusts and David Edward Miller may be deemed to have shared voting and shared dispositive power with respect to the Shares held by such Trusts.

4 By virtue of the applicable trust agreement, Philip Mark Burns has the power to vote or direct the voting, and to dispose or direct the disposition, of all the Shares held by Trust 3 and Trust 17.  Accordingly such Trusts and Philip Mark Burns may be deemed to have shared voting and shared dispositive power with respect to the Shares held by such Trusts.

5 By virtue of the applicable trust agreement, Town and Country Bank of Quincy, has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the Shares held by Trust 4, Trust 5, Trust 6, Trust 7, Trust 8, Trust 9, Trust 10, Trust 11, Trust 12, Trust 13, Trust 14, Trust 18, Trust 19 and Trust 20.  Accordingly such Trusts and Town and Country Bank of Quincy may be deemed to have shared voting and shared dispositive power with respect to the Shares held by such Trusts.

    (c)           Information concerning transactions in the Shares effected by the Reporting Persons during the 60 days preceding the filing of this Amended Schedule 13D is set forth in Exhibit 3 hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d)           Each Trust, not the Trustee, has the right to receive, and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares.  Except as set forth above, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported in this Amended Schedule 13D.

(e)           Not Applicable.

The information, if any, called for by Items 2-6, inclusive, of this Amended Schedule 13D with respect to any person enumerated in Instruction C of  Schedule 13D and required to be included in this statement is included in Exhibit 2 to the Original Schedule 13D or otherwise herein.  The information contained in Exhibit 2 to the Original  Schedule 13D and each other item herein is incorporated by reference in answer and partial answer to this Item.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated by reference in answer to this Item.

The information, if any, called for by Items 2-6, inclusive, of this Amended Schedule 13D with respect to any person enumerated in Instruction C of  the Schedule 13D and required to be included in this statement is included in Exhibit 2  to the Original Schedule 13D or otherwise herein.  The information contained in Exhibit 2 to the Original Schedule 13D and each other item herein is incorporated by reference in answer and partial answer to this Item.

Item 7.  Material to be Filed as Exhibits.

    1.           Exhibit 1 to Original Schedule 13D.  (Incorporated by reference to Exhibit 1 to Schedule 13D filed with the SEC on February 13, 2009, File No. 005-80809).

    2.    Exhibit 2 to Original Schedule 13D.  (Incorporated by reference to Exhibit 2 to Schedule 13D filed by the Reporting Persons with the SEC on February 13, 2009, File No. 005-80809).

    3.           Transactions in the Shares in the Last 60 Days.

    4.     Waiver and Agreement by and between Mercantile Bancorp, Inc., and Great River Bancshares, Inc. dated March 13, 2009.   (Incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K filed by the Issuer with the SEC on March 18, 2009, File No. 001-32434.)

    5.    Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 22, 2009

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO SCOTT PHILLIPS

By:	/s/ James Behrens
James Behrens

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO CONNIE PHILLIPS

By:	/s/ David Miller
David Miller, Trustee

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 UNFUNDED LIFE INSURANCE TRUST FBO KAY PHILLIPS

By:	/s/ Philip Burns
Philip Burns, Trustee

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 UNFUNDED LIFE INSURANCE TRUST FBO TYLER PHILLIPS

By:	Town and Country Bank of Quincy, Its Trustee

By:	/s/ Gary W. Penn, Trustee
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO NICHOLAS PHILLIPS
By: By:	Town and Country Bank of Quincy, Its Trustee /s/ Gary W. Penn
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO KAITLYN PHILLIPS
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Gary W. Penn
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO BRENNA PHILLIPS
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Gary W. Penn
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO MARION DYE
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Linda Bradshaw
Linda Bradshaw, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO HANNAH DENCKLA
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Linda Bradshaw
Linda Bradshaw, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO OLIVA HOPSON
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Linda Bradshaw
Linda Bradshaw, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO CLAIRE HOPSON
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Gary W. Penn
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO ELIZABETH BOYER
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Gary W. Penn
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO LINDSEY BOYER
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Gary W. Penn
Gary W. Penn, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST U.T.A. DATED JULY 15, 1989 FBO LAURA BOYER
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Linda Bradshaw
Linda Bradshaw, Authorized Person

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST NO. TWO U.T.A. DATED DECEMBER 30, 1996 FBO SCOTT PHILLIPS

By:	/s/ James Behrens
James Behrens, Trustee

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST NO. TWO U.T.A. DATED DECEMBER 30, 1996 FBO CONNIE PHILLIPS

By:	/s/ David Miller
David Miller, Trustee

IRREVOCABLE UNFUNDED LIFE INSURANCE TRUST - BETTY JO PHILLIPS TRUST NO. TWO U.T.A. DATED DECEMBER 30, 1996 FBO KAY PHILLIPS

By:	/s/ Philip Burns
Philip Burns, Trustee

REVOCABLE TRUST FOR LIFETIME BENEFIT OF BETTY JO PHILLIPS U.T.A. DATED NOVEMBER 10, 1994 FBO SCOTT PHILLIPS
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Joni Stark
Joni Stark, Authorized Person
Title

REVOCABLE TRUST FOR LIFETIME BENEFIT OF BETTY JO PHILLIPS U.T.A. DATED NOVEMBER 10, 1994 FBO CONNIE PHILLIPS
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Joni Stark
Joni Stark, Authorized Person

REVOCABLE TRUST FOR LIFETIME BENEFIT OF BETTY JO PHILLIPS U.T.A. DATED NOVEMBER 10, 1994 FBO KAY PHILLIPS
By:	Town and Country Bank of Quincy, Its Trustee
By:	/s/ Joni Stark
Joni Stark, Authorized Person

R. DEAN PHILLIPS

By:	/s/ R. Dean Phillips
R. Dean Phillips

DAVID MILLER

By:	/s/ David Miller
David Miller

PHILIP BURNS

By:	/s/ Philip Burns
Philip Burns

JAMES BEHRENS

By:	/s/ James Behrens
James Behrens

TOWN AND COUNTRY BANK OF QUINCY

By:	/s/ Joni Stark
Joni Stark, Authorized Person